Exhibit 99.3
ASML — Summary IFRS Consolidated Statements of Operations1

	Three months ended,		Six months ended,
(in thousands EUR)	Jul 2, 2006	Jul 1, 2007	Jul 2, 2006	Jul 1, 2007

Net system sales	840,817	830,809	1,393,919	1,689,757
Net service and field option sales	100,937	104,405	177,226	205,699

Total net sales	941,754	935,214	1,571,145	1,895,456

Cost of sales	568,036	576,855	951,367	1,167,750

Gross profit on sales	373,718	358,359	619,778	727,706

Research and development costs, net of credits	70,966	97,692	135,098	191,349
Selling, general and administrative costs	50,425	56,317	100,664	112,473

Income from operations	252,327	204,350	384,016	423,884
Interest income (expense)	(12,835)	5,167	(28,081)	12,483

Income from operations before income taxes	239,492	209,517	355,935	436,367
Provision for income taxes	(69,881)	(54,038)	(101,485)	(114,608)

Net income	169,611	155,479	254,450	321,759
ASML — Summary IFRS Consolidated Balance Sheets1

	Dec 31,	Jul 1,
(in thousands EUR)	2006	2007

ASSETS
Cash and cash equivalents	1,655,857	2,299,259
Accounts receivable, net	672,762	567,767
Inventories, net	808,481	972,943
Other current assets	147,683	183,655

Total current assets	3,284,783	4,023,624

Other assets	346,540	354,084
Intangible assets, net	139,913	322,106
Property, plant and equipment, net	270,890	313,507

Total assets	4,042,126	5,013,321
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,181,944	1,323,979
Convertible subordinated debt	333,220	339,796
Other long term debt and deferred liabilities	247,979	880,112
Shareholders’ equity	2,278,983	2,469,434

Total liabilities and shareholders’ equity	4,042,126	5,013,321

ASML — Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,		Six months ended,
(in thousands EUR)	Jul 2, 2006	Jul 1, 2007	Jul 2, 2006	Jul 1, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	169,611	155,479	254,450	321,759
Depreciation and amortization	25,981	52,675	52,863	125,973
Change in tax assets and liabilities	66,627	(2,660)	14,494	28,587
Change in assets and liabilities	87,972	68,281	(168,307)	16,300

Net cash provided by operating activities	350,191	273,775	153,500	492,619
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(14,021)	(39,723)	(30,940)	(75,512)
Proceeds from sale of property, plant and equipment	673	9,923	1,366	14,229
Purchase of intangible assets	(20,186)	(16,322)	(42,531)	(263,538)
Acquired financial fixed assets	—	—	—	744
Acquired cash	—	—	—	6,127

Net cash used in investing activities	(33,534)	(46,122)	(72,105)	(317,950)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(252,604)	—	(252,604)	(156,253)
Net proceeds from issuance of shares and stock options	6,851	14,991	14,709	33,064
Excess tax benefits from stock options	—	111	—	738
Net proceeds from issuance of bonds	—	593,790	—	593,790
Redemption and/or repayment of debt	(303)	(111)	(613)	(345)

Net cash provided by (used in) financing activities	(246,056)	608,781	(238,508)	470,994

Net cash flows	70,601	836,434	(157,113)	645,663
Effect of changes in exchange rates on cash	(10,199)	(387)	(16,029)	(2,261)

Net increase (decrease) in cash and cash equivalents	60,402	836,047	(173,142)	643,402
ASML — Quarterly Summary IFRS Consolidated Statements of Operations1

	Three months ended,
	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
(in millions EUR)	2006	2006	2006	2007	2007

Net system sales	840.8	856.5	978.6	858.9	830.8
Net service and field option sales	100.9	101.9	88.9	101.3	104.4

Total net sales	941.7	958.4	1,067.5	960.2	935.2

Cost of sales	568.0	582.0	649.6	590.9	576.8

Gross profit on sales	373.7	376.4	417.9	369.3	358.4

Research & development costs, net of credits	71.0	76.5	78.6	93.7	97.7
Selling, general and administrative costs	50.4	51.4	52.3	56.1	56.3

Income from operations	252.3	248.5	287.0	219.5	204.4
Interest income (expense)	(12.8)	(10.8)	1.6	7.3	5.1

Income from operations before income taxes	239.5	237.7	288.6	226.8	209.5
Provision for income taxes	(69.9)	(64.8)	(79.9)	(60.5)	(54.0)

Net income	169.6	172.9	208.7	166.3	155.5

ASML — Summary IFRS Consolidated Balance Sheets1

	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
(in millions EUR)	2006	2006	2006	2007	2007

ASSETS
Cash and cash equivalents	1,731.5	1,580.9	1,655.8	1,463.2	2,299.3
Accounts receivable, net	540.3	674.5	672.8	648.6	567.8
Inventories, net	916.2	837.2	808.5	906.7	972.9
Other current assets	126.8	157.5	147.7	169.7	183.6

Total current assets	3,314.8	3,250.1	3,284.8	3,188.2	4,023.6

Other assets	289.9	285.4	346.5	326.4	354.1
Intangible assets, net	127.0	134.5	139.9	339.0	322.1
Property, plant and equipment, net	287.0	281.5	270.9	288.5	313.5

Total assets	4,018.7	3,951.5	4,042.1	4,142.1	5,013.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,657.2	1,530.6	1,181.9	1,163.9	1,324.0
Convertible subordinated debt	328.1	332.1	333.2	336.5	339.8
Other long term debt and deferred liabilities	259.8	228.7	248.0	342.0	880.1
Shareholders’ equity	1,773.6	1,860.1	2,279.0	2,299.7	2,469.4

Total liabilities and shareholders’ equity	4,018.7	3,951.5	4,042.1	4,142.1	5,013.3
ASML — Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,
	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
(in millions EUR)	2006	2006	2006	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	169.6	172.9	208.7	166.3	155.5
Depreciation and amortization	26.0	43.9	52.7	73.3	52.7
Change in tax assets and liabilities	66.6	58.2	(47.7)	31.2	(2.7)
Change in assets and liabilities	88.0	(249.0)	178.5	(52.0)	68.3

Net cash provided by operating activities	350.2	26.0	392.2	218.8	273.8
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(14.0)	(16.6)	(23.1)	(35.8)	(39.7)
Proceeds from property, plant and equipment	0.7	1.4	2.5	4.3	9.9
Purchases of intangible assets	(20.2)	(23.9)	(28.0)	(247.2)	(16.3)
Acquired financial fixed assets	—	—	—	0.8	—
Acquired cash	—	—	—	6.1	—

Net cash used in investing activities	(33.5)	(39.1)	(48.6)	(271.8)	(46.1)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(252.6)	(148.1)	(277.6)	(156.3)	—
Net proceeds from issuance of shares and stock options	6.8	9.4	13.5	18.1	15.0
Excess tax benefits from stock options	—	—	1.1	0.6	0.1
Net proceeds from issuance of bonds	—	—	—	—	593.7
Redemption and/or repayment of debt	(0.3)	(0.3)	(7.4)	(0.2)	(0.1)

Net cash provided by (used in) financing activities	(246.1)	(139.0)	(270.4)	(137.8)	608.7

Net cash flows	70.6	(152.1)	73.2	(190.8)	836.4
Effect of changes in exchange rates on cash	(10.2)	1.5	1.8	(1.8)	(0.4)

Net increase (decrease) in cash and cash equivalents	60.4	(150.6)	75.0	(192.6)	836.0

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranty are recognized when occurred.
Pensions
Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan, as the multi-employer union managing the plan, informed ASML that:
•	its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and

•	that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

ASML — Reconciliation U.S. GAAP — IFRS1
Net income

	Three months ended,		Six months ended,
(in thousands EUR)	Jul 2, 2006	Jul 1, 2007	Jul 2, 2006	Jul 1, 2007

Net income under U.S. GAAP	167,112	160,508	247,146	313,808
Share-based Payments (see Note 1)	(36)	(108)	273	14
Capitalization of development costs (see Note 2)	10,312	(2,701)	22,498	19,982
Convertible Subordinated Notes (see Note 3)	(7,777)	(2,220)	(15,467)	(4,397)
Other (see Note 4)	—	—	—	(7,648)

Net income under IFRS	169,611	155,479	254,450	321,759
Shareholders’ equity

	Jul 2,	Oct 1,	Dec 31	Apr 1,	Jul 1,
(in thousands EUR)	2006	2006	2006	2007	2007

Shareholders’ equity under U.S. GAAP	1,657,449	1,741,492	2,156,455	2,156,472	2,327,742
Share-based Payments (see Note 1)	2,095	5,269	343	523	3,924
Capitalization of development costs (see Note 2)	74,314	80,848	90,769	113,451	110,749
Convertible Subordinated Notes (see Note 3)	39,751	32,524	31,416	29,239	27,019
Other (see Note 4)	—	—	—	—	—

Shareholders’ equity under IFRS	1,773,609	1,860,133	2,278,983	2,299,685	2,469,434
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges. Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

1.)	Except for balance sheet data as of December 31, 2006 all figures are unaudited.